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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 6)*


                                BROOKE GROUP LTD.
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                                (Name of Issuer)


                          COMMON STOCK, $.10 PAR VALUE
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                         (TITLE OF CLASS OF SECURITIES)


                                   112525-10-0
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                                 (CUSIP NUMBER)


                                  MARC N. BELL
                       VICE PRESIDENT AND GENERAL COUNSEL
                                BROOKE GROUP LTD.
                       100 S.E. SECOND STREET, 32ND FLOOR
                         MIAMI, FL 33131 (305) 579-8000
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  MAY 23, 1999
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ] .

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




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                                  SCHEDULE 13D

-----------------------------------------      --------------------------------
 CUSIP NO. 112525-10-0                         PAGE 2 OF 4 PAGES
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================================================================================
                Name of Reporting Person
      1         S.S. or I.R.S. Identification No. of Above Person

                Bennett S. LeBow
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      2         Check the Appropriate Box if a Member of a Group*

                                                                       (a) [ ]2
                                                                       (b) [ ]3
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      3         SEC Use Only


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      4         Source of Funds*


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      5         Check Box if Disclosure of Legal Proceedings is Required
                Pursuant to Items 2(d) or 2(e)
                                                                           [ ]5

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      6         Citizenship or Place of Organization

                United States

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                              7    Sole Voting Power

                                   8,993,008 (see item 5)
                        --------------------------------------------------------
        Number of
         Shares               8    Shared Voting Power
      Beneficially
      Owned by Each                539,091
     Reporting Person   --------------------------------------------------------
          With
                              9    Sole Dispositive Power

                                   8,993,008 (see item 5)
                        --------------------------------------------------------

                             10    Shared Dispositive Power

                                   539,091
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     11         Aggregate Amount Beneficially Owned by Each Reporting Person

                9,532,099 (see item 5)
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     12         Check Box if the Aggregate Amount in Row (11) Excludes Certain
                Shares*

                                                                           [ ]7
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      13        Percent of Class Represented by Amount in Row (11)

                44.19%
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      14        Type of Reporting Person*                                IN

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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


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                                  SCHEDULE 13D

CUSIP NO. 112525-10-0                                         PAGE 3 OF 4 PAGES



         PRELIMINARY STATEMENT:

                  This Amendment No. 6 amends the Schedule 13D filed by Bennett
S. LeBow (the "Reporting Person") with the Securities and Exchange Commission on February 21, 1995, as previously amended by Amendments No. 1-5 thereto (as amended, the "Schedule 13D"), relating to the common stock, $.10 par value per share (the "Common Stock"), of Brooke Group Ltd. ("BGL"). Unless otherwise defined herein, all terms used herein shall have the meanings ascribed to them in the Schedule 13D.

                  Item 5 is hereby amended as follows:

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

            (a) As of June 2, 1999, the Reporting Person was the indirect beneficial owner of, in the aggregate, 9,532,099 shares of Common Stock (the "Shares"), which constituted approximately 44.19% of the 20,943,730 shares of Common Stock outstanding (plus 625,000 shares acquirable by the Reporting Person within 60 days upon exercise of options). The Reporting Person's beneficial ownership includes 625,000 options for Shares granted to the Reporting Person, pursuant to a Long-Term Incentive Plan described in Amendment 5 to the Schedule 13D, which the Reporting Person has the right to acquire within 60 days.

            (b) The Reporting Person indirectly exercises sole voting power and sole dispositive power over 1,168,008 Shares through LeBow Limited Partnership, a Delaware limited partnership ("LLP"), and over 7,200,000 Shares through LeBow Gamma Limited Partnership, a Nevada limited partnership ("LGLP"). LeBow Holdings, Inc., a Nevada corporation ("LHI"), is the general partner of LLP and is the sole stockholder of LeBow Gamma Inc. ("LGI"), a Nevada corporation, which is the general partner of LGLP. The Reporting Person is a director, officer and sole shareholder of LHI and a director and officer of LGI. The Bennett and Geraldine LeBow Foundation, Inc., a Florida not-for-profit corporation (the "Foundation"), of which the Reporting Person and family members serve as directors and executive officers, owns 539,091 Shares. The Reporting Person possesses shared voting power and shared dispositive power with the other directors of the Foundation with respect to the Foundation's shares of Common Stock. The Foundation's principal business and office address is 1221 Brickell Avenue, 21st Floor, Miami, Florida 33131.

            (c) On May 18, 1999, the Reporting Person sold 5,000 Shares for $21.25 and, on May 21, 1999, the Foundation sold 12,000 Shares for $21.02. On May 21, 1999, the Foundation gifted 90,909 Shares.

            Item 6 is hereby amended as follows:

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
        RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

            (a) As of June 2, 1999, 831,800 shares of Common Stock are pledged by LLP to U.S. Clearing Corp. to secure a margin loan to the Reporting Person in the amount of approximately $4,780,000.


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                                  SCHEDULE 13D

CUSIP NO. 112525-10-0                                         PAGE 4 OF 4 PAGES



                                    SIGNATURE

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 1, 1999

                                                    /s/ Bennett S. LeBow
                                                    ----------------------------
                                                    Bennett S. LeBow